CHINA CERAMICS CO., LTD.



China Ceramics Co., Ltd.

WWW.CCERAMICS.COM

Investor Presentation

September 2011

Safe Harbor Statement

This presentation contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995.

Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company's filings with the Securities & Exchange Commission.

The forward-looking statements contained in this presentation are made only as of today, and China Ceramics is under no obligation to revise or update these forward-looking statements.

Company Overview

- Founded as Jinjiang Hengda Ceramics in 1993
- Manufactures six different types of ceramics tiles used for exterior siding
- Ceramic tile market growth correlates with the strong construction and urbanization trends in China
- Plant capacity to increase by 90% to 72 MM square meters by 2012 from Dec.'10 levels
- Government initiatives to promote affordable housing augurs robust construction growth

Robust Growth



FYE Dec 31
USD in MM
160
140
120
100
80
60
40
20
0
122.0
25.9
159.2
33.6
73.4
14.9
104.1
19.4
FY 2009
FY 2010
H1 2010
H1 2011
Revenue
Net Income

- Over 2,000 tile color and size combinations enable extensive customer choice
- High brand recognition, five brands sold under "Hengda / HD", "Hengdeli / HDL", "TOERTO", "WULIQIAO", and "Pottery Capital of Tang Dynasty" trademarks

Equity Snapshot

NasdaqGM: CCCL	FYE: Dec. 31
Price (9/8/11)	$3.64
Primary Shares Outstanding*	18.25 MM
Market Capitalization	$66.4 MM
Cash (June 30)	$8.0 MM
Debt (June 30)	$21.2 MM
Revenue (TTM June 30)	$189.9 MM
Net Income (TTM June 30)	$ 38.1 MM
Fully Diluted EPS (TTM June 30)	$2.09
P/E Ratio	1.74 x

* We have 18.25M shares outstanding giving effect to the 1.79 million shares held in escrow and released on April 7, 2011 as part of a purchase agreement pay-out. CCCL has 2.75 million warrants outstanding with an exercise price of $7.50, callable at $14.25 (for 20 out of 30 trading days) and an expiration date of November 16, 2012.

Corporate History

Founded in 1993 as a manufacturer of outdoor ceramics tiles in Jinjiang, Fujian Province

Received the certification of ISO9002, ISO9001 and ISO14001 in 1999; Gradually built up brand reputation

Introduced state-of-the-art equipment from abroad; recently expanded Hengda capacity to 32.2M sq. meters with 9 production lines

Completed merger with SPAC (CHAC) in November 2009

Owns 4 patents with right to use 11 more. Continuously focusing on R&D for environmental-friendly products

Listed on NASDAQ (CCCL) in November 2010

Acquired Hengdali facility in Jan.'10;

Tot. manufacturing capacity of both Hengda & Hengdali expected to reach 72 million sq. meters by 2012

Awarded Asia's 500 Most Influential Brands of 2010

Investment Highlights

- Prominent manufacturer of exterior ceramic tiles
- Intent upon capitalizing upon China's construction and urbanization trend
- Plant capacity expansion enables capture of market share
- Motivated distributors and direct sales drive revenue
- Product customization enables premium pricing and sustainable margins
- Favorable government policies stimulate demand in Tier II and Tier III cities
- World-class brands known for their quality and innovation



Urbanization Trend Provides Underpinning to Real Estate Construction China

- China's total urban population reached 666 million in 2010 vs. 450 million in 2001
- The scale and pace of China's urbanization trend is unprecedented: 219 cities of more than 1 million and an aggregate urban population nearing 1 billion are projected by 2025
- Tier I cities are expected to account for only 10% of China's commercial real estate activities by 2020, highlighting the significant development opportunities in Tier II and Tier III cities

Urbanization Trend in China



700
650
600
550
500
450
400
36.20%
37.70%
39.10%
40.50%
41.80%
43.00%
43.90%
44.90%
45.70%
46.60%
49.70%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Urban Population
Urbanisation trend

% of Population Urbanized by Country –

Indonesia	Malaysia	Russia
50.3%	69.4%	72.9%
US	**UK**	
81.4%	89.9%	

Source: National Bureau of Statistics of China

A Long-Term Trend of Strong Real Estate Growth in China

- The scale of construction in China is immense: the expected future increase in cities is equal to the residential floor space of a number of European cities today
- Strong underlying demand for housing is expected throughout the next decade; any correction should be short-lived
- There are fewer restrictions by municipal governments in Tier II and Tier III cities
- The 2010 influx of land supply recorded in Tier II and Tier III cities will be transferred to the construction pipeline, creating huge demand for materials including ceramics
- Central government initiatives stipulate for 36 million new affordable housing units, of which 10 million units will be built this year

Forecast of Net Increase in Urban Residential Building Stock (2011-2020)		Existing Residential Building Stock	
Chongqing	1,109	Poland	807
Chengdu	447	Greece	494
Zhengzhou	396	Portugal	424
Tianjin	389	Sweden	411
Beijing	350	Czech Rep.	369
Xi'an	279	Romania	366
Changsha	272	Switzerland	352
Shanghai	271	Hungary	319
Shenzhen	265	Austria	318
Dongguan	234	Denmark	282

a. all data in mm sq. meters

b. Figures are for urban areas within referenced prefecture/municipality.

c. Chongqing municipality's unusually large increase partly reflects its large size compared with other prefectures.

Sources: Economist Intelligence Unit; National Bureau of Statistics (China); UNECE

Key Market Trends

- **Beneficiary of China's long-term urbanization trend**

- **Product trend –** New outdoor ceramic tiles products are "Green", lighter, heat insulating and noise-reducing

- **Potential of Tier II and III Cities**
  - Much of the growth in China's GDP is being driven by economic activity in Tier II and Tier III cities
  - According to Jones Lang LaSalle, Tier I cities will account for only 10% of China's commercial real estate activities by 2020
  - Restrictive policies imposed on housing in Tier I cities, encouraging real estate activities in Tier II and Tier III cities
  - Significant land hoarding could mean large construction project launches in coming years

- **Importance of distributors**
  - China's outdoor ceramic tile industry relies heavily on distributors; an estimated 73% of total sales are made through distributors
  - As competition intensifies, more manufactures will bid for large construction projects in an attempt to sell products to real estate developers directly

Competitive Landscape

- China's outdoor ceramics tile industry is highly fragmented with hundreds of manufacturers
- More than 200 manufacturers are located in Jinjiang, with a combined annual production volume of 70% of China's total production volume
- Others are mainly located in Foshan, Zibo, Linyi, and Dehua, specializing in manufacturing interior wall and floor ceramic tiles
- Competition often based on quality, branding, service and produce diversity, CCCL's strengths
- Major competitors include:
  - *White Rabbit Ceramics (circa. 5%)*
  - *Jinjiang Tengda Ceramics Co. (circa.3%)*
  - *Fujian Jinjiang Xielong Ceramics Co. (circa.1%)*


Zibo & Linyi
Jiajiang
Dehua
Jinjiang
Foshan



Comprehensive Product Suite

The company has over 2,000 size and color combinations

Porcelain
74% of Sales



Glazed
10% of Sales



Rustic
7% of Sales



Glazed Porcelain
5% of Sales



Ultra Thin
4% of Sales



Polished Glaze
New product launched in Q2 2011



Wide array of standardized and made-to-order products

Research & Development

- R&D is an integral component of the Company's culture and a key to its competitive advantage
- The 85 person team has developed over 2,000 types of different product combinations
- Awarded Asia's 500 Most Influential Brands of 2010, one of China's Most Valuable Brands in 2011
- Devised an energy recycling system that reuses excess heat and energy that saves up to 20% of cost
- Recently launched *Pottery Capital of Tang Dynasty*, a polished glazed tile that is a replacement for actual marble or stone materials
- Develops environmentally friendly products like ultra-thin, light-weight tiles

Modern Production Lines Ensure High Quality



Raw Material Inspecting



Mixing & Grinding



Spray Drying



Molding


团结拼搏 求实创新

Glazing



Firing



Plant's ISO 9001:2000 accreditation signifies high quality control processes

Established and Loyal Customer Base

China Ceramics

- **Domestic distributors** 82% of sales
- **International distributors** 7% of sales
- **Real estate developers** 11% of sales

- 89% of products sold to 40 exclusive domestic distributors and 6 international distributors
- 11% of products sold directly to larger real estate developers via own sales force
- The top ten customers have purchasing from CCCL over 10 years each
- The top ten customers represented 33% of total sales in 2010
- Sales in Tier II and Tier III cities account for over 90% of sales
- Recently signed a contract with Evergrande, one of the largest property developers in China



Our Sales Coverage

Sales Process

Meet / Introduction to customers → Discuss design and product specifications → Sign contracts → Delivery → After-sales service

- Excellent communication between our sales force and distributors avoids overlapping of sales
- Distributors required to make monthly reports on customer requirements
- Provide installation instructions and collect after-sales feedback by our sales force
- Seeking new highly-qualified distributors to expand geographic reach

We typically book sales within 2-3 months of delivery

Selected Hengda Projects

Chengdu Kanjun Garden



210,000 sq. meters

China Resources Land Limited Lanxi Town



100,000 sq. meters

The 11th National Games Village



95,000 sq. meters

Hangzhou Redbud Garden



53,000 sq. meters

Xiamen Blue Gulf Peninsula



133,000 sq. meters

Shenyang Institute of Aeronautical Engineering



97,000 sq. meters

Stable Supplier Base

- Clay and coal are the two major raw materials for tile production, accounting for 47% of COGS
- Over 10 years' cooperation with key suppliers ensures on-time supply and reasonably stable pricing
- All raw materials are inspected on delivery for quality control

Raw Material	% of COGS	# of Suppliers
Clay	27	9
Coal	20	6
Coloring	16	8
Glazing	4	4

Sustainable Gross Margins

- **Continued steady demand –** backlog and channel checks indicate a steady pace of new construction projects.
- **Customized product** – nearly all production is built to order for specific projects.
- **High quality manufacturing** – ISO certified; international manufacturing equipment.
- **Quality, well-known brand** – "Asia's 500 Most Influential Brands 2010" award.
- **Economies of scale** – large plants enables a superior range of products at competitive price points.
- **Energy efficiency** – production lines recover and / or reuse waste water, waste dust, exhaust and kiln after-heat. This decreased energy costs by 20% in our Hengda factory.

Due to our reputation for quality, we are able to sell our products at a 15-20% premium vs. our competitors



Plant Expansion and Fully Funded Capital Expenditures

(All Capacity figures in Square Meters)	Hengda	Hengdali	Total
Capacity as of Dec. 2010	**28.0 M**	**10.0 M**	**38.0M**
Current Capacity	**42.0 M**	**10.0 M**	**42.2 M**
2011 Expansion *(in aggregate)*	**42.0 M**	**30.0 M**	**72.0 M**
Anticipated Completion Date	**Expansion Completed**	**Q3 2011**	
Targeted Utilization Timeline	**Q3 / Q4 2011**	**Q4 2011**	
Q1 2011 Expenditures	$ 5.4 M	$19.6 M	$25.0 M
Q2 2011 Expenditures	$12.4 M	--	$12.4 M
Remaining Expected Capital Expenditures	$ 9.2 M	$10.4 M	$19.6 M
Total Estimated Capital Expenditures 2011	**$27.0 M**	**$30.0 M**	**$57.0 M**
2012 Expansion *(in aggregate)*	**42.0 M**	**44.0 M**	**86.0 M**
Anticipated Completion Date		**Q4 2012**	
Targeted Utilization Timeline		**Q1 2013**	

Growth Strategy

- **Continue to capitalize upon strong brand awareness**
- **Utilize the near doubling of production capacity**
- **Reach new markets** – new Gaoan facility extends reach while reducing costs
- **Continue to broaden product suite** – through innovative R&D
- **Penetrate new markets** – via a broadened distribution network
- **Evaluate selective M&A opportunities**

Key focus is to ramp market share domestically and to exploit market opportunities abroad

Robust Revenue Growth

4-Year CAGR: 25.2%

FYE: Dec 31

(USD In millions)


180
160
140
120
100
80
60
40
20
0
81.1
105.9
122.2
159.2
2007
2008
2009
2010


YoY Growth: 41.8%
120
100
80
60
40
20
0
73.4
104.1
H1 2010
H1 2011

For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Strong Financial Margins



35%
30%
25%
20%
15%
10%
5%
0%
19%
26%
31%
18%
24%
31%
21%
28%
31%
Q1 2011
Q2 2011
Q1 2010
Net Profit
Profit Before Tax
Gross Margin

Strong Balance Sheet

(USD In millions)	As of June 30 2011	As of Dec 31 2010
Cash	8.0	39.9
Debt	21.2	14.7
Total Working Capital	41.5	62.7
Shareholders' Equity	157.5	133.7
Days Sales Outstanding	117	95
Inventory Turnover	83	73
ROE (TTM)	24%	25%



Capital Markets: Key Differentiators


Measures that build confidence in the US capital markets

Management

- CEO founded the company and is well-known industry expert
- CFO an English-speaking CPA formerly at Deloitte Touche
- Strong fundamentals, 25% revenue CAGR, 24% ROE, net margins of 20%+

Oversight

- Independent Board directors with prominent business backgrounds
- Former long-time partner at Price WaterhouseCoopers is head of the Audit committee
- Grant Thornton has audited the company's financials going back to 2008

Transparency

- Corporate, disclosure and regulatory best practices
- Regular investor communications via earnings calls, conferences
- Analyst coverage – Roth; recent Maxim and Oppenheimer visits

Additional Measures

- Independent directors purchased shares (May 2011)
- SAIC filings posted on website and kept current
- Warrant exchange and stock offering grew shareholder base, solidified capital and enabled Nasdaq uplisting

Purchase Agreement Pay-Out

	Net Income Target (US$ in million)	Implied Growth	Shares Released to Seller
2009	22.3		1,214,127 on 5/26/10
2010	31.4	~ 40%	1,794,800 on 4/7/11
2011	43.5	~ 40%	(a)

(a) 2,176,836 shares are being held in escrow and remain to be released based on earnings targets; 3,008,927 shares have been released from escrow to date.

Stock Price Target

An additional 3 million shares are held in escrow based upon stock price targets:

- If the stock price reaches $20 for 20 trading days within a 30 day period prior to 4/30/12, two million shares will be issued;
- If the stock price trades at or above $25 for 20 trading within a 30 day period prior to 4/30/12, an additional one million shares will be issued.

Management Team

Jiadong Huang
CEO

- Founder of Jinjiang Hengda Ceramics Co., Ltd. In 1993
- 20 years of experience in the China ceramic tile industry
- Vice Chairman of Fujian Province Ceramic Industry Association and Executive Director of Jinjiang City Chamber of Import and Export Trade

Edmund Hen
CFO

- Former CFO of a Sichuan switchgear manufacturer and accountant for Dickson Concepts Ltd., a publicly-listed Hong Kong company
- Formerly at Deloitte Touche Tohmatsu and a variety of accounting firms
- Bachelor Degree from University of East Anglia, United Kingdom
- Associate member of Institute of Chartered Accountants in England and Wales, and of the Hong Kong Institute of Certified Public Accountants

Peizhi Su
Sales Deputy GM & Director

- Over 10 years of experience in the China ceramic tile industry
- Established a national sales network of distributors and property developers
- Also a Director of the Company

Weifeng Su
General Legal Counsel & Secretary

- Lawyer at Fujian Minrong Law Firm from 2005 to 2007
- Graduated from the School of Law of Xiamen University
- Also a Director of the Company

Board of Directors

Paul K. Kelly
Non-Executive Chairman

- Founder and CEO of both Knox & Co., an investment bank, and The Westgate Group, an advisory firm which emphasizes business opportunities in China and Asia
- Served in senior management positions at several Wall Street investment banks
- Was the founder of CHAC, the Company's predecessor corporation

Cheng Yan Davis

- Special Advisor to University of Columbia
- Special Advisor and Vice Dean of University of Pennsylvania where she pioneered management programs for Chinese executives
- Advisor to blue-chip companies including CIGNA, Lucent, China Telecom, China Industrial Bank, Morgan Stanley and Motorola.

Ding Wei Dong

- Over 40 years of experience and expertise in the building materials Industry
- Honorary President of China Building Ceramics and Sanitaryware Association and served as President (1997– 2008)
- Graduated from Nanjing University of Science and Technology

Bill Stulginsky
Audit Committee Chairman

- Was a Partner at Pricewaterhouse Coopers and has over 36 years of experience in public accounting with clients in a wide variety of industries
- On Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia

Summary

- China Ceramics is a key competitor in a highly fragmented space
- Plant expansion and doubled capacity production will enable more dominant market positioning
- Sustainable competitive advantage due to capacity expansion, R&D, exclusive distributor relationships and world-class brands
- Construction materials industry looks to benefit from China's continued construction and urbanization trend
- Government policies will spur construction in Tier II and Tier III cities
- Geographical location is optimal for supplier network
- 2011 plan is to expand market share and increase export growth



Appendix: Corporate Structure

China Ceramics Co. Ltd. (CCCL:NASDAQ)
(BVI) Nov 2009

Former SPAC:
China Holdings Acquisition Corp. (CHAC)
(Delaware) Jun 2007

↓ Nov 2009 — 100%

Success Winner Limited
(BVI) May 2009

↓ Jun 2009 — 100%

Stand Best Creation Limited
(HK) Jan 2008

Off-shore

- - - - - - - - - - - - - - - - - - - -

On-shore: PRC

↓ Apr 2008 — 100%

Jinjiang Hengda Ceramics Co., Ltd.
Sep 1993

WOFE

↓ Jan 2010 — 100%

Jiangxi Hengdali Ceramic Materials Co., Ltd.
Jun 2008

Contact Information

China Ceramics Co. Ltd.

Edmund Hen, CFO
Email: info@cceramics.com

CCG Investor Relations

David Rudnick
Tel: (1) 646 626 4172
Email: david.rudnick@ccgir.com

SEC Attorney

Loeb & Loeb
Mitchell Nussbaum, Partner
Tel: (1) 212 407 4159
Email: mnussbaum@loeb.com

Giovanni Caruso, Partner
Tel: (1) 212 407 4866
Email: gcaruso@loeb.com

Auditors

Grant Thornton PRC
Tel: (86) 21 2322 0200